UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 12, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

(Publicly-Held Company)

Corporate Taxpayer ID CNPJ/MF No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

CONSOLIDATED SYNTHETIC VOTING MAP FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON SEPTEMBER 13, 2018

FIBRIA CELULOSE S.A. (“Fibria” or “Companhia”) (B3: FIBR3 | NYSE: FBR), pursuant to CVM Instruction No. 481, of December 17, 2009, hereby provides its shareholders with the consolidated synthetic voting map related to the Extraordinary Shareholders’ Meeting to be held on September 13, 2018 (“General Meeting”) which consolidates the remote votes received directly by the Company and those received through the registrar and the custody agents. Whereas the Company has received the votes from the holders of American Depositary Receipt (“ADRs”) in advance, it provides the synthetic voting map with the results of the remote votes, including the ADRs’ holders votes. The General Meeting shall be held on September 13, 2018, at 9:30 am, at the Company’s headquarter located in the city of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 4th floor, in room Valor, Vila Olímpia.

A)            Votes considering (i) remote votes received by the Company; (ii) remote votes received by the registrar and custody agents; and (iii) ADRs’ holders votes:

		Number of Votes
Item	Subject	Approve	Reject	Abstain	Total
1

Approve the waiver of the tender offer for the acquisition of shares issued by the Company provided for in Article 33 of the Company’s Bylaws, with the quorum to open the meeting set forth in Article 135 of Law No. 6,404/1976 (“Brazilian Corporation Law”), in the context of the proposed corporate reorganization provided for in the “Protocol and Justification of Merger of Shares Issued by Fibria into Eucalipto Holding S.A., followed by Merger of Eucalipto Holding S.A. into Suzano Papel e Celuose” (“Protocol and Justification”), entered into on July 26, 2018 by and between the officers of Fibria, of Eucalipto Holding S.A., a closely-held corporation, enrolled with CNPJ/MF under No. 29.339.648/0001-79, with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919 (“Holding”), and of Suzano Papel e Celulose S.A., a publicly-held company, registered with CNPJ/MF under No. 16.404.287/0001-55, with headquarters in the City of Salvador, State of Bahia, at Avenida Magalhães Neto, nº 1752, 10º andar, salas 1010 e 1011, Bairro Pituba, CEP 41810-012 (“Suzano”) (“Transaction”).

		49,451,126	49,603,859	197,819	99,252,804
2	Approve the terms and conditions of the Protocol and Justification.	49,451,002	49,604,353	197,449	99,252,804
3	Approve the Transaction, pursuant to the terms and conditions of the Protocol and Justification.	49,450,775	49,604,467	197,562	99,252,804
4	Authorize the Company’s officers to (i) subscribe, on behalf of Fibria’s shareholders, the new ordinary shares and new preferred shares to be issued by Holding, as a result of the merger of shares of Fibria, and (ii) to practice 2 SP - 23061006v2 any and all such additional acts as may be necessary for the implementation and formalization of the Protocol and Justification and of the Transaction.	49,450,988	49,603,987	197,829	99,252,804
5	Approve the proposal of a new global amount of compensation of the managers to the fiscal year of 2018, considering the possibility that the Transaction causes the early maturity of the variable consideration plans in force in the Company and the implementation of a retention plan for the officers, as per authorized in the Protocol and Justification.	42,610,433	56,278,543	363,828	99,252,804
6

Approve the appointment of Mrs. Vera Lucia de Almeida Pereira Elias and of Mr. Sergio Citeroni as alternate members of the Board of Directors of the Company, in view of the resignation presented by two (2) alternate members effective as of May 1, 2018.

	(i) Mrs. Vera Lucia de Almeida Pereira Elias.	94,127,601	4,255,887	869,316	99,252,804
	(ii) Mr. Sergio Citeroni.	97,464,559	915,629	872,616	99,252,804

B)            Remote votes received directly by the Company:

		Number of Votes
Item	Subject	Approve	Reject	Abstain	Total
1

Approve the waiver of the tender offer for the acquisition of shares issued by the Company provided for in Article 33 of the Company’s Bylaws, with the quorum to open the meeting set forth in Article 135 of Law No. 6,404/1976 (“Brazilian Corporation Law”), in the context of the proposed corporate reorganization provided for in the “Protocol and Justification of Merger of Shares Issued by Fibria into Eucalipto Holding S.A., followed by Merger of Eucalipto Holding S.A. into Suzano Papel e Celuose” (“Protocol and Justification”), entered into on July 26, 2018 by and between the officers of Fibria, of Eucalipto Holding S.A., a closely-held corporation, enrolled with CNPJ/MF under No. 29.339.648/0001-79, with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919 (“Holding”), and of Suzano Papel e Celulose S.A., a publicly-held company, registered with CNPJ/MF under No. 16.404.287/0001-55, with headquarters in the City of Salvador, State of Bahia, at Avenida Magalhães Neto, nº 1752, 10º andar, salas 1010 e 1011, Bairro Pituba, CEP 41810-012 (“Suzano”) (“Transaction”).

		0	0	190,989	190,989
2	Approve the terms and conditions of the Protocol and Justification.	0	0	190,989	190,989
3	Approve the Transaction, pursuant to the terms and conditions of the Protocol and Justification.	0	0	190,989	190,989
4	Authorize the Company’s officers to (i) subscribe, on behalf of Fibria’s shareholders, the new ordinary shares and new preferred shares to be issued by Holding, as a result of the merger of shares of Fibria, and (ii) to practice 2 SP - 23061006v2 any and all such additional acts as may be necessary for the implementation and formalization of the Protocol and Justification and of the Transaction.	0	0	190,989	190,989
5	Approve the proposal of a new global amount of compensation of the managers to the fiscal year of 2018, considering the possibility that the Transaction causes the early maturity of the variable consideration plans in force in the Company and the implementation of a retention plan for the officers, as per authorized in the Protocol and Justification.	0	0	190,989	190,989
6

Approve the appointment of Mrs. Vera Lucia de Almeida Pereira Elias and of Mr. Sergio Citeroni as alternate members of the Board of Directors of the Company, in view of the resignation presented by two (2) alternate members effective as of May 1, 2018.

	(i) Mrs. Vera Lucia de Almeida Pereira Elias.	0	0	190,989	190,989
	(ii) Mr. Sergio Citeroni.	0	0	190,989	190,989

C)            Remote votes received by the registrar and custody agents:

		Number of Votes
Item	Subject	Approve	Reject	Abstain	Total
1

Approve the waiver of the tender offer for the acquisition of shares issued by the Company provided for in Article 33 of the Company’s Bylaws, with the quorum to open the meeting set forth in Article 135 of Law No. 6,404/1976 (“Brazilian Corporation Law”), in the context of the proposed corporate reorganization provided for in the “Protocol and Justification of Merger of Shares Issued by Fibria into Eucalipto Holding S.A., followed by Merger of Eucalipto Holding S.A. into Suzano Papel e Celuose” (“Protocol and Justification”), entered into on July 26, 2018 by and between the officers of Fibria, of Eucalipto Holding S.A., a closely-held corporation, enrolled with CNPJ/MF under No. 29.339.648/0001-79, with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919 (“Holding”), and of Suzano Papel e Celulose S.A., a publicly-held company, registered with CNPJ/MF under No. 16.404.287/0001-55, with headquarters in the City of Salvador, State of Bahia, at Avenida Magalhães Neto, nº 1752, 10º andar, salas 1010 e 1011, Bairro Pituba, CEP 41810-012 (“Suzano”) (“Transaction”).

		19,547,226	29,817,564	1,400	49,366,190
2	Approve the terms and conditions of the Protocol and Justification.	19,547,226	29,817,564	1,400	49,366,190
3	Approve the Transaction, pursuant to the terms and conditions of the Protocol and Justification.	19,547,226	29,817,564	1,400	49,366,190
4	Authorize the Company’s officers to (i) subscribe, on behalf of Fibria’s shareholders, the new ordinary shares and new preferred shares to be issued by Holding, as a result of the merger of shares of Fibria, and (ii) to practice 2 SP - 23061006v2 any and all such additional acts as may be necessary for the implementation and formalization of the Protocol and Justification and of the Transaction.	19,547,226	29,817,564	1,400	49,366,190
5	Approve the proposal of a new global amount of compensation of the managers to the fiscal year of 2018, considering the possibility that the Transaction causes the early maturity of the variable consideration plans in force in the Company and the implementation of a retention plan for the officers, as per authorized in the Protocol and Justification.	18,238,700	30,974,981	152,509	49,366,190
6

Approve the appointment of Mrs. Vera Lucia de Almeida Pereira Elias and of Mr. Sergio Citeroni as alternate members of the Board of Directors of the Company, in view of the resignation presented by two (2) alternate members effective as of May 1, 2018.

	(i) Mrs. Vera Lucia de Almeida Pereira Elias.	45,918.871	3,211,910	235,409	49,366,190
	(ii) Mr. Sergio Citeroni.	48,231,081	899,700	235,409	49,366,190

D)            ADRs’ holders votes:

		Number of Votes
Item	Subject	Approve	Reject	Abstain	Total
1

Approve the waiver of the tender offer for the acquisition of shares issued by the Company provided for in Article 33 of the Company’s Bylaws, with the quorum to open the meeting set forth in Article 135 of Law No. 6,404/1976 (“Brazilian Corporation Law”), in the context of the proposed corporate reorganization provided for in the “Protocol and Justification of Merger of Shares Issued by Fibria into Eucalipto Holding S.A., followed by Merger of Eucalipto Holding S.A. into Suzano Papel e Celuose” (“Protocol and Justification”), entered into on July 26, 2018 by and between the officers of Fibria, of Eucalipto Holding S.A., a closely-held corporation, enrolled with CNPJ/MF under No. 29.339.648/0001-79, with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919 (“Holding”), and of Suzano Papel e Celulose S.A., a publicly-held company, registered with CNPJ/MF under No. 16.404.287/0001-55, with headquarters in the City of Salvador, State of Bahia, at Avenida Magalhães Neto, nº 1752, 10º andar, salas 1010 e 1011, Bairro Pituba, CEP 41810-012 (“Suzano”) (“Transaction”).

		29,903,900	19,786,295	5,430	49,695,625
2	Approve the terms and conditions of the Protocol and Justification.	29,903,776	19,786,789	5,060	49,695,625
3	Approve the Transaction, pursuant to the terms and conditions of the Protocol and Justification.	29,903,549	19,786,903	5,173	49,695,625
4	Authorize the Company’s officers to (i) subscribe, on behalf of Fibria’s shareholders, the new ordinary shares and new preferred shares to be issued by Holding, as a result of the merger of shares of Fibria, and (ii) to practice 2 SP - 23061006v2 any and all such additional acts as may be necessary for the implementation and formalization of the Protocol and Justification and of the Transaction.	29,903,762	19,786,423	5,440	49,695,625
5	Approve the proposal of a new global amount of compensation of the managers to the fiscal year of 2018, considering the possibility that the Transaction causes the early maturity of the variable consideration plans in force in the Company and the implementation of a retention plan for the officers, as per authorized in the Protocol and Justification.	24,371,733	25,303,562	20,330	49,695,625
6

Approve the appointment of Mrs. Vera Lucia de Almeida Pereira Elias and of Mr. Sergio Citeroni as alternate members of the Board of Directors of the Company, in view of the resignation presented by two (2) alternate members effective as of May 1, 2018.

	(i) Mrs. Vera Lucia de Almeida Pereira Elias.	48,208,730	1,043,977	442,918	49,695,625
	(ii) Mr. Sergio Citeroni.	49,233,478	15,929	446,218	49,695,625

São Paulo, September 12, 2018

Guilherme Perboyre Cavalcanti

Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO